UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                   November 6,
2020

Via Email
Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

        Re:     TESSCO Technologies Incorporated
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on November 6, 2020 by Robert B. Barnhill, Jr., et al. File No. 001-33938

Dear Mr. Smith,

        We have reviewed the above-captioned filing and have the following comments:

1. We note your statement on slide 24 describing certain actions by the Board
as    clearly self-
   serving and not in the best interest of shareholders.    In future filings,
to the extent you
   describe those actions by the Board in the same way, please recharacterize this statement as a belief or opinion.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions

cc:     Gabriel M. Steele, Esq.